SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

AMFED FINANCIAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

031144 10 8
(CUSIP Number)

Stanley S. Stroup
Executive Vice President and General Counsel
Norwest Corporation
Norwest Center, Sixth and Marquette
Minneapolis, Minnesota 55479-1026
612-667-8858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

Check the following box if a fee is being paid with this statement *. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has subsequent thereto reporting beneficial ownership of five percent or less 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other procedures (however, see the Notes).


CUSIP NO.  031144 10 8	SCHEDULE 13D

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Norwest Corporation
	       Tax Identification No. 41-0449260


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  *
	          (b)  *



3
SEC USE ONLY




4
SOURCE OF FUNDS (See Instructions)

          	WC


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(E)       *



6
CITIZENSHIP OR PLACE OF ORGANIZATION

         	Delaware



NUMBER OF          7   SOLE VOTING POWER
                          1,534,798
SHARES

BENEFICIALLY       8   SHARED VOTING POWER

OWNED BY

EACH               9   SOLE DISPOSITIVE POWER
                          1,354,798
REPORTING

PERSON            10   SHARED DISPOSITIVE POWER

WITH

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,354,798

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)	*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.2%

14
TYPE OF REPORTING PERSON (See Instructions)

                	CO




SCHEDULE 13D
(Amendment No. 1)
relating to the
Common Stock, Par Value $0.01 Per Share, of
AMFED Financial, Inc.

Item 1.	Security and Issuer

	No Change.

Item 2.	Identity and Background

	No Change.

Item 3.	Source and Amount of Funds or Other Consideration

	No Change.

Item 4.	Purpose of Transaction

	No Change.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Option Agreement, Norwest may, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, be deemed to own beneficially 1,354,798 shares of AMFED Common Stock, constituting approximately 19.2% of the shares of AMFED Common Stock that would have been issued and outstanding if the Option had been exercised as of August 16, 1995. If Norwest were to exercise the Option, it would have sole power to vote and of the Option Agreement, sole power to direct the disposition of, the share Stock covered thereby.

To the best knowledge of Norwest, none of its directors or executive officers beneficially owns any shares of AMFED Common Stock.

(c)	In addition to the acquisition of the Option, Norwest has purchased
183,000 shares of AMFED Common Stock during the past 60 days:


        Date                        Shares                   Price
                                   Purchased               Per Share

  	 July 27, 1995                  	12,500                  $28.875
                                   	15,000	                  28.9375

   	July 28, 1995                   	5,000                   28.875


    July 31, 1995                   10,000                   28.875
		                                   5,000	                  28.75

    August 1, 1995                		60,000                   28.875

    August 2, 1995                  30,000                   28.875

    August 3, 1995                   5,000                   28.75

    August 8, 1995                     200                   28.875
	                                      300                   28.75

    August 9, 1995                  10,000                   29.00

    August 10, 1995                 20,000                   29.00

    August 16, 1995               		10,000                   29.125
      TOTAL                        183,000

All such purchases were effected on the National Market System of NASDAQ. Norwest may purchase additional shares in the future. To the best knowledge of Norwest, none of its directors or executive officers has effected any transaction in shares of AMFED Common Stock during the past 60 days.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer

	No Change.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     NORWEST CORPORATION


                               						By: /s/ Laurel A. Holschuh
                                           		Laurel A. Holschuh
                                   		Senior Vice President and Secretary

Dated:  August 17, 1995


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




[LETTERHEAD OF THE LAW DIVISION OF NORWEST CORPORATION]








August 18, 1995

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13D-G thereunder, Amendment No. 1 to a Schedule 13D relating to beneficial ownership by Norwest Corporation of shares of the common stock of AMFED Financial, Inc. initially filed on August 1, 1995

Questions regarding this filing may be directed to me at 612-667-0628.

                                       Sincerely,


                                       /s/ H. Bernt von Ohlen
	                                          H. Bernt von Ohlen
                                           Senior Counsel

cc:	AMFED Financial, Inc.
    National Association of Securities Dealers, Inc.
    Board of Governors of the Federal Reserve System